Exhibit 99.6

Wipro Limited

Results for the Quarter and Year ended March 31, 2018

Operating Metrics Pertaining to IT Services Segment

A. IT Services

		FY 17-18					FY 16-17
		FY	Q4	Q3	Q2	Q1	FY	Q4
Revenue & OM%	IT Services Revenues ($MN)	8,060.2	2,062.0	2,013.0	2,013.5	1,971.7	7,704.5	1,954.6
	Sequential Growth	4.6%	2.4%	0.0%	2.1%	0.9%	4.9%	2.7%
	Sequential Growth in Constant Currency*	2.9%	1.1%	0.9%	0.3%	0.3%	7.0%	1.7%
	Operating Margin %	15.8%^^	14.4%^	14.8 **	17.3%	16.8%	18.0%	18.3%

Service Line Mix	Practices
	Analytics	7.0%	7.0%	7.0%	7.1%	7.1%	7.1%	6.9%
	Application Services	45.4%	44.8%	45.3%	45.5%	45.8%	44.7%	45.7%
	Business Process Services	12.2%	12.1%	12.6%	12.1%	12.0%	13.0%	12.3%
	Global Infrastructure Services	28.4%	28.8%	28.2%	28.4%	28.1%	28.0%	28.0%
	Product Engineering	7.0%	7.3%	6.9%	6.9%	7.0%	7.2%	7.1%

SBU Mix	Strategic Business Units
	Communications	6.4%	5.8%	6.4%	6.5%	6.8%	7.3%	6.9%
	Consumer Business Unit	15.8%	15.6%	16.0%	15.9%	15.8%	15.8%	15.8%
	Energy, Natural Resources and Utilities	12.9%	12.5%	12.4%	13.5%	13.4%	13.1%	13.1%
	Banking, Financial Services and Insurance	28.1%	29.2%	28.5%	27.6%	26.7%	25.7%	26.0%
	Healthcare and Lifesciences	14.1%	13.9%	14.0%	13.7%	14.8%	15.6%	15.4%
	Manufacturing and Technology	22.7%	23.0%	22.7%	22.8%	22.5%	22.5%	22.8%

Geography Mix	Geography
	Americas	53.4%	52.7%	53.1%	53.6%	54.5%	54.7%	54.9%
	APAC and Other Emerging Markets	11.1%	10.9%	11.0%	11.4%	10.9%	10.8%	10.8%
	Europe	25.6%	27.0%	25.9%	25.1%	24.2%	24.4%	24.4%
	India & Middle East business	9.9%	9.4%	10.0%	9.9%	10.4%	10.1%	9.9%

Guidance	Guidance ($MN)		2,033-2,073	2,014-2,054	1,962-2,001	1,915-1,955		1,922-1,941
	Guidance restated based on actual currency realized ($MN)		2,060-2,100	1,996-2,036	1,999-2,038	1,927-1,967		1,941-1,960
	IT Services Revenues ($MN)	8,060.2	2,062.0	2,013.0	2,013.5	1,971.7	7,704.5	1,954.6
Customer Relationships	Customer size distribution (TTM)
	> $100M	8	8	9	9	9	9	9
	> $75M	20	20	17	16	18	18	18
	> $50M	39	39	41	39	36	34	34
	> $20M	95	95	90	90	90	91	91
	> $10M	171	171	167	170	163	163	163
	> $5M	277	277	272	270	262	268	268
	> $3M	369	369	364	370	357	354	354
	> $1M	631	631	635	627	624	602	602

Customer Metrics	Revenue from Existing customers %	98.6%	97.4%	98.2%	99.2%	99.6%	98.0%	96.0%
	Number of new customers	223	58	79	41	45	256	51
	Total Number of active customers	1248	1248	1281	1274	1244	1323	1323
	Customer Concentration
	Top customer	3.1%	3.5%	3.1%	3.1%	2.9%	2.7%	2.9%
	Top 5	11.1%	11.9%	11.3%	11.0%	10.3%	10.0%	10.0%
	Top 10	17.8%	18.4%	17.8%	18.0%	17.5%	17.1%	16.9%

*	Constant currency revenues for a period is the product of volumes in that period times the average actual exchange rate of the corresponding comparative period.
**	Excluding the one time impact of insolvency of a customer, post balance sheet date, normalized operating margin for the Quarter ended December 31, 2017 was 17.2%
^	Excluding the one time impact of insolvency of a customer & impairment loss booked for one of our acquisitions, normalized operating margin for the Quarter ended March 31,2018 was 16.0%
^^	Excluding the one time impact of insolvency of two of our customers & impairment loss booked for one of our acquisitions, normalized operating margin for the Year ended March 31,2018 was 16.8%

		FY 17-18					FY16-17
		FY	Q4	Q3	Q2	Q1	FY	Q4
Currency Mix	% of Revenue
	USD	58%	58%	58%	58%	59%	61%	60%
	GBP	10%	11%	10%	10%	10%	10%	10%
	EUR	9%	9%	9%	9%	9%	9%	9%
	INR	8%	8%	8%	8%	8%	7%	7%
	AUD	5%	5%	5%	5%	4%	4%	4%
	CAD	2%	2%	2%	3%	3%	2%	3%
	Others	8%	7%	8%	7%	7%	7%	7%

	Closing Employee Count	163,827	163,827	162,553	163,759	166,790	165,481	165,481
	Utilization (IT Services excl. Infocrossing, BPS, Designit, cellent, HPS, Appirio, Cooper, Infoserver and I&ME)
	Gross Utilization	72.2%	73.1%	71.0%	72.9%	72.0%	71.5%	73.1%
	Net Utilization (Excluding Support)	81.1%	82.4%	80.0%	81.8%	80.3%	80.2%	81.9%
	Net Utilization (Excluding Trainees)	82.5%	83.4%	81.9%	82.5%	82.1%	82.3%	84.8%

	Attrition

	(IT Services excl BPS)

	Voluntary TTM	16.6%	16.6%	15.9%	15.7%	15.9%	16.3%	16.3%
	Voluntary Quarterly Annualized	16.6%	17.5%	16.2%	16.7%	16.1%	16.3%	14.8%
	BPS %- Quarterly	12.7%	11.3%	12.8%	13.5%	12.8%	11.5%	11.2%
	BPS % - Post Training Quarterly	11.2%	9.8%	11.1%	11.9%	11.4%	9.3%	9.0%

	Sales & Support Staff - IT Services	14,936	15,215	14,881	14,880	14,769	14,466	14,612

B. IT Services (Excluding Infocrossing, BPS, Designit, cellent, HPS, Appirio, Cooper, Infoserver and I&ME)

Service delivery	Revenue from FPP	58.1%	58.7%	57.7%	57.7%	58.2%	57.1%	58.3%
	Onsite Revenue - % of Services	53.2%	52.7%	53.5%	53.2%	53.6%	53.7%	52.8%
	Off shore Revenue - % of Services	46.8%	47.3%	46.5%	46.8%	46.4%	46.3%	47.2%

C. Growth Metrics for the Quarter and Year ended March 31, 2018

	Reported Currency QoQ %	Reported Currency YoY %	Constant Currency QoQ %	Constant Currency YoY %	FY18 Reported YoY%	FY18 Constant Currency YoY%
IT Services	2.4%	5.5%	1.1%	2.5%	4.6%	2.9%

Strategic Business Units
Communications	-6.2%	-11.1%	-8.1%	-14.4%	-9.3%	-11.7%
Consumer Business Unit	-0.1%	4.1%	-1.0%	2.2%	5.0%	3.8%
Energy, Natural Resources and Utilities	3.3%	0.8%	1.6%	-3.1%	3.6%	1.6%
Banking, Financial Services and Insurance	4.7%	18.3%	3.0%	14.5%	14.1%	12.0%
Healthcare and Lifesciences	1.3%	-4.8%	0.6%	-6.3%	-5.8%	-6.5%
Manufacturing and Technology	4.1%	6.5%	2.9%	3.5%	5.8%	4.1%

Geography
Americas	1.7%	1.2%	1.6%	1.0%	2.2%	2.0%
APAC and Other Emerging Markets	1.6%	6.8%	-1.2%	4.2%	7.1%	4.7%
Europe	6.5%	16.4%	2.7%	6.4%	9.8%	5.4%
India & Middle East business	-3.6%	0.7%	-2.9%	-0.2%	2.4%	0.2%

Practices
Analytics	2.9%	7.0%	1.7%	4.2%	3.1%	1.5%
Application Services	1.5%	3.7%	-0.3%	0.0%	6.2%	4.3%
Business Process Services	-1.7%	3.6%	-2.5%	1.8%	-1.5%	-2.3%
Global Infrastructure Services	4.3%	8.3%	3.4%	7.2%	5.9%	4.3%
Product Engineering	8.1%	7.8%	7.4%	0.0%	2.3%	-0.1%

D. Annexure to Datasheet

Segment-wise breakup of Cost of Revenues, S&M and G&A	Q4 FY 17-18 (INR Mn.)
Particulars	IT Services	IT Products	Reconciling Items	Total
Cost of revenues	93,937	3,778	79	97,794
Selling and marketing expenses	11,246	60	(43)	11,263
General and administrative expenses	9,613	282	(94)	9,801
Total	114,796	4,120	(58)	118,858